Woodpecker

Document automation for the modern law firm

The problem

Attorneys at small law firms have no way of quickly assembling mistake-free, Word-based legal documents.


Expensive case management platforms
Attorneys at small law firms
Fast & mistake-free legal document automation
Manual document assembly (“control + F”)

The solution



Document1
Home
Insert
Design
Layout
References
Mailings
Review
View
Search in Document
Woodpecker
MUTUAL NON-DISCLOSURE AGREEMENT
This Mutual Non-Disclosure Agreement (the "Agreement") is made and effective on 10/25/17 by and between Annie Garrett and Kenneth Huff.
1. Purpose.
The parties wish to engage in discussions relating to: marketing services (the "Authorized Purpose"). In relation with this Authorized Purpose, each party may disclose certain of its "Confidential Information" (defined below) to the other. Hereafter, with respect to any specific item of information, the party disclosing such information shall be referred to as the "Disclosing Party" and the party receiving such information shall be referred to as the "Receiving Party."
2. Confidential Information.
"Confidential Information" shall include all data, materials, products, technology, computer programs, specifications, manuals, business plans, software, marketing plans, business plans, financial information, and other information disclosed or submitted, orally, in writing, or by any other media, by the Disclosing Party to the Receiving Party. Confidential Information disclosed orally shall be identified by the Disclosing Party as such within thirty (30) days of disclosure. Nothing herein shall require the parties to disclose any of their information.
Welcome to Woodpecker
Standardize & automate your frequently used documents, and say goodbye to document prep.
Next
need help?

Automate legal document assembly within Word.

- Standardize legal docs.
- Eliminate mistakes.
- Keep using Word.

Product

Add custom fields

Enter information once

Populate the document



+ 3 Party One
Create a field
Field name
Date
Field type
Date
Format
Wednesday, April 25, 2018
Default
Today
Save
Cancel
+ 1 Term
three (3)
Populate
Clear all



+ 1 Date
April 25, 2018
+ 3 Party One
Steve Cartwright
+ 3 Party Two
Woodpecker Technologies, LLC
+ 1 State of Law
Massachussetts
+ 1 Purpose
Sales Services
+ 1 Party One Address
Sans Serif
Normal
1234 Broadway
Boston, MA
02115
Populate
Clear all

Woodpecker Technologies, LLC — woodpeckerweb.com — amelehy@woodpeckerweb.com

Our progress

Named "Best free Word add-in" by Zapier

zapier

300 avg. MAU

40 paying users

Raised pricing + Added restrictions to Free tier = Increased paid subscriptions

Content marketing & SEO works

1. Find content via google
2. Download Woodpecker
3. Nurture through free trial
4. Upgrade to paid tier

Woodpecker Technologies, LLC — woodpeckerweb.com — amelehy@woodpeckerweb.com

Market potential

**153K small law firms U.S.

*1.27M small law firms worldwide

***1.2B MS Office users worldwide

- ✓ U.S. law firms
- International law firms
- Consulting
- Real estate
- Insurance

*jotwell.com
*quora.com
**quora.com
***microsoft.com

“small firms” < 10 people

Competitive landscape


Affordable
FormSwift
Woodpecker
Platform-specific & difficult to integrate
TheFormTool
Platform-agnostic & easy to integrate
TurboLaw
LAWYAW
XpressDox
FILEVINE
ContractExpress
Expensive

Competitive advantages

Addressing small firms

Need for a document automation solution that doesn't require migrating to a practice management platform.



No new platforms

Works with a firm's existing Word documents without requiring users to migrate to a new platform.

Free tier and low cost

Free tier ensures low barrier to entry and Pro tier costs less than competitors.

Product roadmap

Spring 2018
Prepare multiple documents at once

Summer 2018
Automated template builder powered by machine learning

Fall 2018
External datasource integrations

Winter 2019
Sharing and collaboration features

Spring 2019
Woodpecker web application

2019
Integrations and partnerships

2020
Woodpecker for additional platforms

Woodpecker Technologies, LLC — woodpeckerweb.com — amelehy@woodpeckerweb.com

Acquisition channels

Organic growth (In progress)

- Microsoft Office store
- Word-of-mouth
- Content marketing / SEO

Channel partnerships (In progress)

- Office 365 resellers
- Bar associations
- Legal-tech consultants

Sales & marketing (In progress)

- Referral program
- Direct sales
- Email

Integrations & Affiliates (Not yet started)

- White labeling
- Partnerships/integrations with other vendors

In progress — Not yet started

Team



Alex Melehy
Founder & CEO

FiKSU boup



Michael Benson
Sales Director

Sticky



Juliana DiBona
Marketing Director

eps



Pablo Ledesma
Software Engineer

FiKSU WordStream



Vivek Athukuri
Software Engineer

IDEA TO STARTUP

Advisors



Christian Galvin
VP of Sales,
JANA

JANA
FiKSU



Damian Gray
Director of User
Acquisition, JANA

JANA
FiKSU



Per Werngren
Microsoft Partner
Advisory Council

Microsoft



Spencer Scott
Head of Revenue,
Publishers Clearing
House

PCH Publishers Clearing House
MEED

Goals and fundraising

Raising initial seed round to:



- Capitalize on existing channels
- Expand to additional channels



- Refine product
- Develop user-requested features

We have a rare opportunity to be the first to an underserved legal market and we'd love to have you join us!

Alex Melehy

amelehy@woodpeckerweb.com